UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 8, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

www.sibanyestillwater.com
MARKET RELEASE
Union verification exercise supports extension of the wage agreement at
Sibanye-Stillwater’s SA gold operations
Johannesburg, 8 April 2019: Sibanye-Stillwater (JSE: SGL and NYSE: SBGL) is pleased to report that the independent exercise to verify the movement in union membership of employees at the SA Gold operations between 22 November 2018 (when the AMCU strike began) and
18 February 2019 (when the wage agreement signed with the NUM, UASA or Solidarity was extended) (the “Verification Exercise”), was concluded on 4 April 2019. The outcome of the
Verification Exercise supports Management’s position that on 18 February 2019, the NUM,
UASA and Solidarity collectively represented the majority of employees at the SA gold operations. The Company intends to approach the Labour Court to declare the current
AMCU strike unprotected.
Neal Froneman, CEO of Sibanye-Stillwater commenting on the outcome said: The independent verification exercise, will now form the basis to implement the extension of the wage agreement in terms of Section 23(1)(d) of the Labour Relations Act, No 66 of 1995
(“S23(1)(d)”). Our attempts to lawfully end this strike have been frustrated by ongoing legal challenges by AMCU since mid-December 2018, which has unnecessarily extended the strike, to the significant detriment of its members. AMCU has again challenged the outcome of the Verification Exercise and we again urge AMCU leadership to allow due processes to be followed in the interest of a peaceful resolution to this strike. Irrespective of the court outcome we will not entertain a revision to the wage agreement or any other type of settlement that undermines our other stakeholders”
Ancillary information
In addition to pursuing legal means to end the strike, the company has continued to engage with AMCU representatives and made several attempts to resolve the strike, including various proposals provide financial assistance to striking employees when they return to work.
Proposals which were previously tabled by the Company included inter alia:
• a “soft” loan to employees, on extremely favourable terms to assist employees financially on their return to work. This loan would be repayable over a period. The loan has been
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com
set at R5,500 per employees, repayable over 12 months with a 3 month repayment holiday;
•
a waiver of the Company’s right to claim for ongoing payments made and costs incurred during the strike. These include ongoing Company contributions to employee medical aid cover and pension/provident funds, as well as the provision of accommodation and food, despite the “no work, no pay” principle applying during the strike;
•
free transport for striking employees to return to work once the strike ends, debt consolidation and financial counselling; and
•
an ex-gratia payment (non-repayable), which has been offset against ongoing payments and costs which have accumulated over the course of the strike.
The continued contribution by the company to medical aid, and the risk portion towards the pension/provident funds is important to ensure that striking employees retain these benefits beyond the strike, but the cumulative cost of these contributions as well as the other costs highlighted, becomes significant the longer the strike continues, which results in the ex-gratia amount proposed initially, declining. Effectively, this means that the R4 500 ex-gratia payment that was proposed in February, decreased to R2 500 in March and has now reduced to zero. This aspect was made very clear to the AMCU leadership but despite this, these proposals were formally rejected by AMCU.
The wage agreement signed with NUM, Solidarity and UASA is final and no further increases will be considered or given as it undermines other stakeholders and is inconsistent with our
CARES values.

Sibanye-Stillwater Investor relations contact:
James Wellsted
Head of Investor Relations
Email:
ir@sibanyestillwater.com
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements may be identified by the use of words such as “target”, “will”,
“forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause
Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
These forward-looking statements speak only as of the date of this announcement.
Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: April 8, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer